Exhibit 99.3

Annual General Meeting of Viterra

March 10, 2010

Address of President and CEO Mayo Schmidt

Thank you Mr. Chairman.

Good afternoon, Members of the Board, Ladies and Gentlemen.

It is my honour and privilege to present Viterra’s 2009 results and an overview of our major accomplishments throughout the fiscal year.  I am also pleased to share with each of you — our valued shareholders and special guests — the principles of our growth and diversification strategy for 2010 and beyond.

Earlier today, we made an exciting announcement to grow our business in the value-added sector and I will provide you with more detail on this initiative in a few moments.

THE EFFORTS OF MANY

Let me begin my remarks by acknowledging the people who make up Viterra.  The exemplary work of our Corporate Management Team has allowed our Company to chart a course for the long-term.

I want to thank each of you, and those who are here with us today, for your enormous commitment…, and for the talent and knowledge that you bring as individuals to Viterra.

Recognition of our successful growth over the past year has come from many corners.  Last week our team proudly received the “Global Expansion Deal of the Year” Award..., under a program jointly managed by Deloitte, The Globe & Mail, Lexpert, and Thomson Reuters.

Viterra was selected because of the significant impact we are having on our industry through growth…, the establishment of best practices by our skillful integration teams…, the enhancements to customers’ programs and services…, and the long-term value we are creating for our shareholders.

Our success has come through the efforts of many.    We have a superior team …, that is innovative and always stretching to achieve more.  The team is disciplined and prudent in its decision-making.  We are determined.

Our employees are now approximately 5,000 strong…, and it is through their customer-centric approach and their commitment to performance …, that we are able to execute on our plans across the business.

POSITIONED FOR BEYOND

Viterra, through a series of accomplishments in 2009, in particular, has achieved scale.  We are positioned to drive competitiveness…, through our corporate strategies, our operational efficiencies …, and our people.

We have achieved this success during extraordinary times.

With economies around the world impacted by the global recession — and varying degrees of recovery emerging from 2009 — positive financial news has been in relatively short supply.

Yet Australia and Canada, particularly Western Canada, were better equipped to weather the downturn.  And certain sectors — such as food and agribusiness — fared better than others.

Viterra’s performance was solid, considering a number of the external factors that were at play.

We were ready for turbulence.  Our “shock absorbers” were in place.

We performed well …,

We extended our reach to secure new geographies and diversified businesses…,

We maintained a healthy balance sheet …,

We enhanced our brand as a leading provider of high-quality ingredients ,

We created connections that position us for a prosperous future and that will build long-term value for shareholders.

All of this was achieved because of careful design, execution, and discipline — and because of a team that has matured into being, in my view, the best in the business.

In 2009, we broadened our global presence with our acquisition of South Australia’s ABB Grain.

We retained a very strong capital structure with over $600 million of cash and short-term investments on our balance sheet at the end of our first quarter this year.  We currently have approximately $800 million available for future growth initiatives.

Through our expansion, we retained the financial stability that has become our hallmark.  Our total debt-to-capital ratio is currently at 29%, and we intend to keep that ratio within a range of 30% to 40% as we move forward.

This commitment was recognized just last week, when Standard and Poor’s upgraded Viterra’s debt ratings to investment grade, citing our reduced risk profile and their belief that we will preserve our investment-grade credit focus.

From a strategic point of view, we took steps to establish our international presence in important trading regions.

We opened a new marketing office in Geneva …, enhanced our Singapore operations …, and continued to nurture our long-lasting relationships in Japan.  Our teams in these regions are multi-lingual and well versed in the local customs.  They have a history of deep relationships with many of our destination customers.

FISCAL 2009

We are now in an even more unique position to fulfill rising food demands … This became more than evident in 2009.

Let me take you through a number of our highlights from that year….. We shipped 17 million tonnes of grains and oilseeds, an all-time record for our North American operations.

Our port terminal receipts were up by 35% year over year.  While all of our ports recorded improved volumes — our key profit centre was Vancouver — which led the way with strong canola,  pea and wheat board movement into the Asian Pacific region.

As an organization, we loaded more than 200,000 railcars, and we shipped more than 32,000 containers of food products around the world. In 2010, we expect to load over 500 ocean going vessels and substantially grow our container business.  In total, Viterra can handle or process up to 25 million tonnes of grains and oilseeds annually.

External pressures tested our resilience in Agri-products.  We stood up to that test …, but we were not completely immune.     Declining commodity prices had an impact on our fertilizer results.  Fertilizer pricing was down and margins moved from the highs of 2008.

Despite this challenge, we introduced 11 private label crop protection products in western Canada — more than doubling our private label offerings…, We enhanced our service coverage across the Prairies with the acquisition of eight agri-product retails bringing our total to 260.

We invested $37 million to upgrade our North American grain handling infrastructure…, and will be opening a new high throughput terminal prior to harvest this year to meet growing market demand in the Peace River region of Alberta.  The new facility is able to load 104 railcars, adding to our impressive system of 100-car loaders.  We are driving excellence in Canada’s transportation supply chain …, and reducing costs for farmers, end use customers, and our Company.

We acquired a canola crush facility in Manitoba, representing our entrance into the canola oil market -  a market that is experiencing solid growth as a result of steady consumer demand for heart-smart cooking oils.

With the acquisition of ABB’s malting business, we have increased our malt processing capacity by 500,000 tonnes and have secured the number one position as the largest maltster in Australia and a major supplier to Asia.

Financially, we maintained our strong performance…

•                  Consolidated sales and operating revenues reached $6.6 billion and reflect a full year for Viterra and 5 weeks for Australia.

•                  Our net earnings were $113 million, or 45 cents per share.   AND

•                  Cash flow from operations remained strong at approximately $223 million, while free cash flow was $148 million.

Across our Company, we will continue to focus on our strengths …, leveraging the “natural compatibility” between each business.

We are very optimistic that we will see recovery in the Australian business this year.  36 million tonnes of grain has entered the Australian grain handling system.  Of that, 7.8 million tonnes were produced in South Australia.  This is an increase of 59% against the historical five-year average.   6.2 million tonnes have already been delivered into Viterra facilities in that State.

With Viterra’s proven integration expertise, shareholders will benefit from estimated gross synergies of $30 million from our combination in Australia, with the full annualized benefit to be delivered in fiscal 2012.

Operational efficiencies were also uppermost on our minds when we officially opened South Australia’s Outer Harbor terminal in January.

The state-of-the-art deep-sea grain terminal is capable of loading Panamax-size vessels…, a factor that will create significant savings for Viterra and for the industry.

CREATING CONNECTIONS

Our position in Australia creates important connections to new sources of supply and brings our Company in close proximity to important growing markets in Asian and Southeast Asian countries.

Every day we hear statistics about future population growth and new wealth in Asian economies …, Here is an example that I recently came across in Rabobank’s 2010 Outlook.

For millions of China’s population, momentum is building when it comes to modernization and urbanization. 43% of China’s people had incomes above the country’s national average in 2009.  In the years ahead, as China’s national average income rises, 740 million Chinese are expected to play “catch up” with their fellow citizens who currently enjoy above average incomes.

Putting this in perspective, if those same people constituted a stand-alone country, it would be the third most populous country in the world.   This growth of people and their national average incomes, will mean improved, balanced diets drawn from healthy, nutritious food ingredients.

The fundamentals driving demand for the products we manage through our system are shaping Viterra’s business — for 2010 and beyond.   Our plans to be in the right places at the right times are also progressing well.

Our International Grain Group has a team of experts in the key agricultural markets around the world with access to the necessary global market intelligence to connect our operations to the growing demand for healthy food ingredients….  Our presence in Gevena gives us important access to the trade in central and eastern Europe, as well as in the Middle East and Africa.

The Black Sea region will play an increasingly important role in addressing global food demand.  The U.S. Food and Agriculture Policy Research Institute projects that the net exports of wheat, barley and canola out of this area alone will increase by 7.6 million tonnes over the next 10 years.

This region will see the largest production growth in those three commodities of any other country in the world. Currently farm land is operating well below capacity, with some of it being out of production entirely. …. This will present opportunities.

Viterra’s leading research and development capability gives us access to seed varieties with improved yield characteristics, tolerance to extreme weather temperatures, and improved agronomic performance.  These products will be essential to areas of the world that are seeking to increase production in the future.

We recognize the responsibility that comes with the growth that we have achieved at Viterra.  As we expand our influence within the global agricultural arena, we must also remain firmly focused on the disciplines that have brought us to where we are today.  From a growth perspective, we have established investment guidelines that will allow for growth and diversification over the next five-years.

We intend to achieve profitable growth by acquiring existing businesses where it makes sense to do so …, and we will invest in regions with low sovereign risk.

We will maintain a healthy balance sheet and seek opportunities to maximize our capital structure and cash positions to deliver value to shareholders.

We will always look to leverage the core competencies of our businesses…, and seek value added opportunities that extend our existing pipeline.

Finally, we will explore businesses that are scalable and where we will be a top player.   As we do now, our ongoing plans will be tested against established methodologies that exemplify the rigor and discipline required for success.

Dakota Growers Pasta Company

Earlier today, we announced our plan to enhance our position in the value-added sector in North America …. Both Boards unanimously approved the transaction.  Viterra intends to acquire Dakota Growers Pasta Company by purchasing its outstanding shares in an all cash tender offer.

Based in Carrington, North Dakota and well-established with a strong management team and superior assets, Dakota Growers is a durum miller and the third largest manufacturer and marketer of dry pasta products in North America…, primarily supplying the ingredient, food service and retail markets.  It is a scalable business …

Dakota Growers Pasta Company is a natural fit with Viterra given our deep expertise in durum markets.  It brings together the strength of two organizations that have a reputation for quality and who have established relationships with premier food manufacturing customers and suppliers …

It leverages our core competencies in the areas of origination, procurement and logistics.   We believe that by working together and building on our collective knowledge of the durum market, we can create additional value and support the increasing demand for high quality pasta desired by today’s health-minded consumer.

For Viterra, it is a strategic acquisition that aligns with our goal to increase our food processing capabilities in the commodities in which we have expertise.    It allows us to diversify our earnings and capture value further down the food chain.  AND it brings Viterra’s total food processing assets to 30 manufacturing operations on 3 continents.

Integration activities are well underway in Australia.  Our combination with Dakota Growers will be led by a separate team.  The leaders on this acquisition are solely focused on building our Food Processing portfolio - another step in positioning Viterra for the future.

POSITIONED FOR 2010 AND BEYOND

We have created a platform for profitable growth and vigorous competition in our globalized industry – a platform by which we will execute our strategic plans.

As world food demands reach new proportions … Viterra too will stretch to reach our high-performance business goals.

The prosperity of our Company – and value creation for shareholders  – will always be our chief priority.

Viterra is committed to providing a safe work environment for both our employees and our customers……  We live by our values of integrity, trust, respect and high performance.  We are carrying those values into the future with a focus on bringing innovation to our customers, opportunities to our employees and wealth creation for our shareholders.

I would to thank our Board of Directors for your continued leadership. And I thank all of you for joining us today.

That concludes my remarks.   I will turn the podium back to our Chairman, Thomas Birks.

Important Additional Information

The information contained herein is neither an offer to purchase nor a solicitation of an offer to sell, securities of Dakota Growers Pasta Company (the “Company”).  At the time that a subsidiary of Viterra Inc. (“Viterra”) commences its tender offer for all of the outstanding shares of common stock and Series D Preferred Stock of the Company, Viterra will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”).  Investors and Company shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by the Company with the SEC, and other relevant materials when they become available, because they will contain important information.

Investors and Company shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Investors and Company shareholders may also read and copy any reports, statements and other information filed by Viterra, or the Company with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.